CORRESP 1 umt20091.htm

VIA EDGAR
January 15, 2009
Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:  United Mortgage Trust
        Form 10-K for the Year Ended December 31, 2007
        Forms 10-Q for the Quarters Ended March 31, June 30, and September 30, 2008
        File No. 0-32409

Dear Mr. Gordon:

We are writing in response to your letter of November 25, 2008. Thank you for your courtesy in extending the date for our response. For convenience, we have reproduced the comments and our response immediately follows the reproduced comment.

Form 10-K for the Year Ended December 31, 2007

General

COMMENT NO. 1

Please provide Schedule IV – Mortgage Loans on Real Estate as prescribed by Rule 12-29 of Regulation S-X.

RESPONSE TO COMMENT NO. 1:

We have prepared and provide to you supplementally as Attachment A to this letter Table IV - Mortgage Loans on Real Estate as prescribed by Rule 12-29 of Reg. S-X. Table IV has been prepared as of December 31, 2007 to contain all of the same data as if it had been included in our Form 10-K for the Year Ended December 31, 2007.  United Mortgage Trust (“UMT” or “the Company”) undertakes to file this table, as required, in all future annual and quarterly filings with the Commission.

COMMENT NO. 2

Note B. Summary of Significant Accounting Policies, page 42

We note your disclosure that the consolidated financial statements include accounts of your wholly-owned subsidiaries, UMT LT Trust and UMT Funding Trust.  However, your financial statements do not appear to include all assets and liabilities of these trusts, which you disclose on page 33 as special purpose entities utilized to effect off-balance sheet securitizations.  If you have consolidated these entities, please tell us how you determined that the securitizations qualify for off-balance sheet treatment.  If you have not, please provide us and revise future filings to disclose your accounting policies related to these entities.

RESPONSE TO COMMENT NO. 2:

These transactions were not off-balance sheet transactions but rather securitizations of certain residential mortgage loans and the subsequent sale of the related securities to a third party.  Accordingly, these transactions should not be given off-balance sheet treatment.

In order to effect the securitizations, UMT created certain wholly-owned subsidiaries, UMT LT Trust and UMT Funding Trust. Title to the mortgage loans being securitized was transferred to those subsidiaries.   Those subsidiaries hold legal title to the securitized mortgage loans and they sold the Class A Notes collateralized by the loans to a third party.  The subsidiaries retained the Class B Certificates.  These transactions were accounted for as asset sales and the assets (securities in the form of the Class B Notes) retained are reflected on the balance sheets of the respective subsidiaries. Because these subsidiaries are wholly-owned by UMT, their assets and liabilities are consolidated with and carried on UMT’s balance sheet.  We do not believe that any consolidation issues are presented in connection with these transactions and there were no unconsolidated assets or liabilities of the wholly-owned subsidiaries of UMT in the financial statements included in the Form 10-K for the Year Ended December 31, 2007.

We have prepared and enclose as Attachment B a revised disclosure of these transactions. We propose to make to the disclosure contained in our most recent annual report on Form 10-K.  United Mortgage Trust (“UMT or “the Company) undertakes to file this revised disclosure, as required, in all future annual and quarterly filings with the Commission.

CLOSING COMMENTS:
UMT acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us in the event that you have any questions regarding our responses or if you have any additional comments.

Very truly yours,

/s/ Christine A. Griffin
President, Chief Executive Officer and Chief Financial Officer
United Mortgage Trust
1301 Municipal Way, Suite 220
Grapevine, TX  76051

Attachment A:

Table IV – Mortgage Loans on Real Estate.

The following table summarizes mortgage loans by type and original loan size held by United Mortgage Trust at December 31, 2007.

Description	No. of Loans	Interest Rate	Final Maturity Date	Prior Liens	Face Amount of Mortgages (1)	Carrying Amount of Mortgages (2)	Past Due Amounts (3)
Single family residential 1st mortgages
Original balance:
Greater than $100,000	136	10.0% - 14.0%	4/29/04 – 5/1/38	none	$12,002,610	$10,786,701	$634,917
$50,000 - $99,999	247	9.5% - 14.0%	1/1/03 – 3/1/38	none	11,015,628	10,292,558	694,323
$20,000 - $49,999	340	9.0% - 14.5%	2/23/03– 6/1/36	none	7,655,268	7,268,003	477,591
Less than $20,000	18	6.0% - 14.5%	11/15/06 – 10/1/36	none	224,002	207,083	9,427

Construction Loans	6	14.0%	11/21/04 – 3/10/08	none	20,145,079	20,145,079	2,015,954

UMTH Lending Company, L.P.	1	13.5%	12/31/2008	none	8,278,298	8,278,298	114,869
Totals	748				$59,320,885	$56,977,722	$3,947,081

(1)	Current book value of loans.

(2)	Net of mortgage allowance for loan losses on mortgage loans of $2,343,163 at December 31, 2007.

(3)	Amounts greater than thirty (30) days past due.

Below is a reconciliation of mortgage loans, net of allowance for loan losses for the year ended December 31, 2007.

Balance at beginning of period	$87,170,440
Additions during period:
New mortgage loans	48,602,610
Other (describe)	-
135,773,050
Deductions during period:
Collections of principal	(76,229,434)
Foreclosures	(1,234,706)
Other ( net change in Allowance).	(1,331,188)
Balance at close of period	$56,977,722

Attachment B

Item 7 – Liquidity and Capital Resources for the Years Ended December 31, 2007, 2006 and 2005.

Securitization and Sale of Class A Notes:

In April 2004, but effective January 1, 2004, we transferred certain residential mortgages and contracts for deed to a wholly-owned special purpose entity called UMT LT Trust (‘UMTLT’), a Maryland real estate investment trust.

On April 13, 2004, through UMTLT (‘Seller’) and another newly created, wholly-owned subsidiary, UMT Funding Trust, a Maryland real estate investment trust, as the 'Depositor', we completed a securitization of $12,593,587 principal amount of mortgage loans through the private issuance of $9,455,520 in 9.25% Class A Notes ('Notes'). The Notes, together with  $3,138,067 in Class B Certificates (the 'Certificates'), (collectively referred to as the 'Securities') were issued by Wachovia Bank as Trustee pursuant to a Trust Agreement dated as of April 1, 2004 between the Bank and the Depositor. The Securities evidence the entire beneficial ownership interest in a Trust Fund created under the Trust Agreement, which consists of a pool of performing first lien residential mortgage loans (the 'Mortgage Loans') with an aggregate principal balance of $12,593,587 as of April 13, 2004. We transferred the Mortgage Loans to the Seller as a capital contribution and the Seller sold the Mortgage Loans to the Depositor pursuant to a Mortgage Loan Sale Agreement dated as of April 1, 2004.

The Depositor then sold the $9,455,520 of the 9.25% Class A Notes to Bayview Financial Trading Group, L.P. ('Bayview'), at one hundred percent (100% ) of the original balance of the Senior Security (the Class A Notes) plus accrued interest from the cut-off date to the date of purchase pursuant to a Purchase Agreement dated as of April 13, 2004 between Bayview, the Depositor and us.  We accounted for this transaction as an asset sale at par value. The Notes were sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.  The Class B certificates were retained by the Depositor .

 The Mortgage Loan Sale Agreement includes a right on the part of the Depositor to require the Seller to repurchase certain Mortgage Loans upon the Seller's breach of a representation or warranty with respect to certain characteristics of the Mortgage Loans.  We have agreed to guarantee the obligations of the Seller under the Mortgage Loan Sale Agreement, including the obligation of the Seller to repurchase Mortgage Loans as to which the Seller has breached a representation or warranty. The Class B Certificates give the Depositor the right to receive all remaining monthly interest after all payments due on the Class A Notes and all principal and interest on the Mortgage Loans after retirement of the Class A Notes. The securitization was not an off balance sheet transaction since the Depositor retained the Class B Certificates and the Class B Certificates are carried on our balance sheet.

Simultaneously with the Depositor’s conveyance of the Mortgage Loans to the Trustee and pursuant to the terms of a Servicing Rights Transfer Agreement dated as of April 1, 2004 we, as owner of the servicing rights to the Mortgage Loans, transferred the servicing rights to the Mortgage Loans to Bayview; and, pursuant to a Sub Servicing Agreement dated as of April 1, 2004 Prospect Service Corp. agreed to act as sub-servicer of the Mortgage Loans.

The purpose for the securitization and sale was to 1) increase the yield on the residential mortgages and 2) realize cash to invest in interim loans and UDF.

On January 28, 2005, UMTLT and UMT Funding Trust simultaneously entered into agreements for the securitization of $9,700,797 principal amount of our mortgage loans through the private issuance of $7,275,598 in 9.25% Class A Notes.  The purpose for the securitization was to 1) increase the yield on the residential mortgages and 2) realize cash to invest in interim loans and UDF.  The Notes, together with $2,425,199 in Class B Certificates, (collectively referred to as the “Securities”) were issued by Wachovia Bank as Trustee pursuant to a Trust Agreement dated as of January 1, 2005 between the Bank and the Depositor, UMT Funding Trust. The Securities evidence the entire beneficial ownership interest in a Trust Fund created under the Trust Agreement, which consists of a pool of Mortgage Loans with an aggregate principal balance of $9,700,797 as of January 1, 2005. We transferred the Mortgage Loans (excluding the servicing rights) to the Seller as a capital contribution and the Seller sold the Mortgage Loans to the Depositor pursuant to a Mortgage Loan Sale Agreement dated as of January 1, 2005.

The Depositor then sold the  $7,275,598 of the 9.25% Class A Notes to Bayview Financial, L.P. (“Investor”), at one hundred percent of the Senior Security (Class A Notes) plus accrued interest from the cut-off date to the date of purchase pursuant to a Purchase Agreement dated as of January 26, 2005  between the Investor, the Depositor and us. We accounted for this transaction as an asset sale at par value. The Notes were sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.  The Class B certificates were retained by the Depositor.
.
The Mortgage Loan Sale Agreement includes a right on the part of the Depositor to require the Seller to repurchase certain Mortgage Loans upon the Seller’s breach of a representation or warranty with respect to certain characteristics of the Mortgage Loans. We agreed to guarantee the obligations of the Seller under the Mortgage Loan Sale Agreement, including the obligation of the Seller to repurchase Mortgage Loans as to which the Seller has breached a representation or warranty. The Class B Certificates give the Depositor the right to receipt all remaining monthly interest after all payments due on the Class A Notes and all principal and interest on the Mortgage Loans after retirement of the Class A Notes. The securitization was not an off balance sheet transaction since the Depositor retained the Class B certificates and the Class B certificates are carried on our balance sheet.

Simultaneously with the Depositor’s conveyance of the Mortgage Loans to the Trustee and pursuant to the terms of a Servicing Rights Transfer Agreement dated as of January 1, 2005 we, as owner of the servicing rights to the Mortgage Loans, transferred the servicing rights to the Mortgage Loans to the Investor and, pursuant to a Sub Servicing Agreement dated as of January 1, 2005 Prospect Service Corp. agreed with the Investor to act as sub-servicer of the Mortgage Loans.